UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

RailAmerica, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

750753402
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☐ Rule 13d-1(c)

 ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 750753402	Page 2 of 14 Pages
1 NAME OF REPORTING PERSON RR Acquisition Holding LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER -30,350,000-
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER -30,350,000-
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -30,350,000-
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 55.8% (based on 54,345,502 shares outstanding as of November 12, 2009)
12 TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13G

CUSIP No. 750753402	Page 3 of 14 Pages
1 NAME OF REPORTING PERSON RR Acquisition MM LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER -30,350,000-*
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER -30,350,000-*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -30,350,000-
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 55.8% (based on 54,345,502 shares outstanding as of November 12, 2009)
12 TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the managing member of RR Acquisition Holding LLC.

SCHEDULE 13G

CUSIP No. 750753402	Page 4 of 14 Pages
1 NAME OF REPORTING PERSON FIG LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER -30,350,000-*
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER -30,350,000-*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -30,350,000-
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 55.8% (based on 54,345,502 shares outstanding as of November 12, 2009)
12 TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the investment manager of each of Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund D) L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P. and Fortress Investment Fund IV (Coinvestment Fund G) L.P. (collectively, the “Fund IV Funds”). The Fund IV Funds, collectively, are the 100% owners of RR Acquisition Holding LLC and RR Acquisition MM LLC.

SCHEDULE 13G

CUSIP No. 750753402	Page 5 of 14 Pages
1 NAME OF REPORTING PERSON Fortress Operating Entity I LP
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER -30,350,000-*
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER -30,350,000-*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -30,350,000-
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 55.8% (based on 54,345,502 shares outstanding as of November 12, 2009)
12 TYPE OF REPORTING PERSON (See Instructions) PN

* Solely in its capacity as the holder of all the issued and outstanding interests of FIG LLC.

SCHEDULE 13G

CUSIP No. 750753402	Page 6 of 14 Pages
1 NAME OF REPORTING PERSON FIG Corp.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER -30,350,000-*
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER -30,350,000-*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -30,350,000-
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 55.8% (based on 54,345,502 shares outstanding as of November 12, 2009)
12 TYPE OF REPORTING PERSON (See Instructions) CO

* Solely in its capacity as the general partner of Fortress Operating Entity I LP.

SCHEDULE 13G

CUSIP No. 750753402	Page 7 of 14 Pages
1 NAME OF REPORTING PERSON Fortress Investment Group LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER -30,350,000-*
7 SOLE DISPOSITIVE POWER -0
8 SHARED DISPOSITIVE POWER -30,350,000-*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -30,350,000-
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 55.8% (based on 54,345,502 shares outstanding as of November 12, 2009)
12 TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the holder of all the issued and outstanding interests of FIG Corp.

Item 1.

(a)	Name of Issuer:

The name of the issuer is RailAmerica, Inc. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices:

The Issuer's principal executive offices are located at 7411 Fullerton Street, Suite 300, Jacksonville, Florida 32256.

Item 2.

(a)	Name of Person Filing:

(i)	RR Acquisition Holding LLC, a Delaware limited liability company, directly owns shares of common stock of the Issuer described herein;

(ii)	RR Acquisition MM LLC, a Delaware limited liability company, is the managing member of RR Acquisition Holding LLC;

(iii)
FIG LLC, a Delaware limited liability company, is the investment manager of each of Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund D) L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P. and Fortress Investment Fund IV (Coinvestment Fund G) L.P. (collectively, the “Fund IV Funds”). The Fund IV Funds, collectively, are the 100% owners of RR Acquisition Holding LLC and RR Acquisition MM LLC;

(iv)	Fortress Operating Entity I LP, a Delaware limited partnership, is the holder of all the issued and outstanding interests of FIG LLC;

(v)	FIG Corp., a Delaware corporation, is the general partner of Fortress Operating Entity I LP; and

(vi)	Fortress Investment Group LLC, a Delaware limited liability company, is the holder of all the issued and outstanding interests of FIG Corp.

The foregoing persons, except for the Fund IV Funds, are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Issuer’s Principal Executive Offices:

The address of the business office of each of the Reporting Persons is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105, Attention: Michael Cohn.

(c)	Address of Issuer’s Principal Executive Offices:

Each of RR Acquisition Holding LLC, RR Acquisition MM LLC, FIG LLC and Fortress Investment Group LLC is a limited liability company organized under the laws of the State of Delaware. Fortress Operating Entity I LP is a limited partnership organized under the laws of the State of Delaware. FIG Corp. is a corporation organized under the laws of the State of Delaware.

(d)	Address of Issuer’s Principal Executive Offices:

Common Stock, par value $0.01 per share (the "Common Stock")

(e)	Address of Issuer’s Principal Executive Offices:

750753402

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.       Ownership.

The percentages used in this Item 4 are calculated based upon 54,345,502 shares outstanding as of November 12, 2009.

A.	RR Acquisition Holding LLC
(a)	Amount beneficially owned: -30,350,000-
(b)	Percent of class: 55.8%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -30,350,000-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -30,350,000-

B.	RR Acquisition MM LLC
(a)	Amount beneficially owned: -30,350,000-
(b)	Percent of class: 55.8%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -30,350,000-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -30,350,000-

C.	FIG LLC
(a)	Amount beneficially owned: -30,350,000-
(b)	Percent of class: 55.8%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -30,350,000-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -30,350,000-

D.	Fortress Operating Entity I LP
(a)	Amount beneficially owned: -30,350,000-
(b)	Percent of class: 55.8%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -30,350,000-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -30,350,000-

E.	FIG Corp.
(a)	Amount beneficially owned: -30,350,000-

(b)	Percent of class: 55.8%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -30,350,000-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -30,350,000-

F.	Fortress Investment Group LLC
(a)	Amount beneficially owned: -30,350,000-
(b)	Percent of class: 55.8%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -30,350,000-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -30,350,000-

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2010

RR ACQUISITION HOLDING LLC By: RR ACQUISITION MM LLC its managing member
By:	/s/ Ken Nicholson
	Name:	Ken Nicholson
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2010

RR ACQUISITION MM LLC
By:	/s/ Ken Nicholson
	Name:	Ken Nicholson
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2010

FIG LLC
By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2010

FORTRESS OPERATING ENTITY I LP By: FIG CORP. its general partner
By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2010

FIG CORP.
By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2010

FORTRESS INVESTMENT GROUP LLC
By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Exhibit

99.1
Joint Filing Agreement, dated as of February 12, 2010, by and among RR Acquisition Holding LLC, RR Acquisition MM LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC